November 14, 2014

VIA EDGAR AND EMAIL

Ms. Pamela Long, Esq.

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Pike Corporation

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed October 30, 2014

File No. 001-32582

Amendment No. 2 to Schedule 13E-3 by Pike Corporation, Pioneer Parent, Inc.,

Pioneer Merger Sub, Inc., et al.

File No. 005-81570

Filed October 30, 2014

Dear Ms. Long:

On behalf of Pike Corporation (the “Company”), this letter is in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated November 4, 2014 addressed to the Company with respect to the Company’s revised Preliminary Proxy Statement on Schedule 14A, filed with the Commission on October 30, 2014 (the “Schedule 14A”), and Amendment No. 2 to the Company’s Schedule 13E-3, filed with the Commission on October 30, 2014. For your convenience, we have included the Staff’s comment below in bold text with the Company’s response to such comment following.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed October 30, 2014

1.	We note your response to prior comment 3. We continue to believe that the quality of earnings analysis is required to be filed in full and summarized in the proxy statement. We also believe that any adjustments to the projections suggested by this advisor should also be disclosed. The report appears to be materially related to the Rule 13e-3 transaction, given that the preparer was engaged by an affiliate, CSCP, to assist CSCP in its due diligence efforts with respect to its proposed bid to purchase the company in the Rule 13e-3 transaction. Item 1015 of Regulation M-A specifically provides that a report need not relate to the fairness of the consideration in order to be subject to the item. If you chose to provide further analysis at this point instead of filing the report and revising the proxy statement, please provide us with a copy of the report as supplemental information so that we may review its contents.

November 14, 2014

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 31 to provide the requested disclosure.

In addition, CSCP informed the Company that CSCP has provided to the Staff supplementally under separate cover a copy of the report from CSCP’s advisor.

The Company respectfully submits that it considers the report a due diligence and data gathering report and that, as such, it does not constitute a report required to be described under Item 1015 of Regulation M-A.

The undersigned and CSCP’s representatives are available to speak with you about this if you would like.

*        *        *

November 14, 2014

We hope that this response adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to call me at (704) 331-1158.

Very truly yours,

/s/ James R. Wyche

James R. Wyche

cc:	Pike Corporation

Pioneer Parent, Inc.

Pioneer Merger Sub, Inc.

J. Eric Pike Investors